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Exhibit 12.1

PREMIER ENTERTAINMENT BILOXI LLC
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

	PERIOD FROM COMMENCEMENT OF OPERATIONS ON MARCH 27, 2003 THROUGH DECEMBER 31, 2003	THREE MONTHS ENDED MARCH 31, 2004
Computation of earnings:
Net loss	$(1,066,841)	(782,550)
Add:
Fixed charges	2,705,346	3,805,630
Amortization of capitalized interest	—	—
Subtract:
Interest capitalized	2,501,341	3,094,717

Earnings, as adjusted	$(862,836)	$(71,637)

Computation of fixed charges:
Interest expense (including amortized capitalized expense related to indebtedness of $183,125 and $411,763, respectively)	202,800	706,647
Interest capitalized	2,501,341	3,094,717
Estimated interest within rental/lease expense (1)	1,205	4,266

Fixed charges	$2,705,346	$3,805,630

Ratio of earnings to fixed charges (2)	(0.32)	(0.02)
(1)
For purposes of computing the ratio of earnings to fixed charges, estimated interest within rental and lease expense is computed as one-third of rent/lease expense, which is deemed to be representative of an interest factor.

(2)
Deficiency of earnings to fixed charges of $3,568,182 and 3,877,267, respectively.

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  Exhibit 12.1
PREMIER ENTERTAINMENT BILOXI LLC COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO